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               SECURITIES AND EXCHANGE COMMISSION

                     Washington D.C.  20549
                 ______________________________
                 ------------------------------

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check One):
[X]  Form 10-K  [ ] Form 20-F  [ ] Form 11-K
[ ]  Form 10-Q  [ ] Form N-SAR

For Period Ended: October 31, 1997           SEC File Number 000-22636
[ ] Transition Report on Form 10-K           CUSIP Number    137642 20 3
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
[ ] For the Transition Period Ended:

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PART I - REGISTRANT INFORMATION
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                          CANMAX INC.
                   (Full Name of Registrant)

                    150 W. Carpenter Freeway
            (Address of Principal Executive Office)

Irving, Texas                                            75039
(City and State)                                       (Zip Code)

Registrant's telephone number including Area Code: (972) 541-1600

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PART II - RULES 12b-25(b) and (c)
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     If the subject report could not be filed without
unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

          (a) The reasons described in reasonable
              detail in Part III of this form could not be
              eliminated without unreasonable effort or
              expense;
[ X ]     (b) The subject annual report will be filed
              on or before the fifteenth calendar day
              following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K could not be filed within the prescribed time period.

                      SEE ATTACHMENT III.

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PART IV - OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification:

   WILLIAM L. RIVERS, ESQ.       (214)            761-4357
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         (Name)               (Area Code)     (Telephone Number)

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(2)  Have all other periodic reports
     required under Section 13 or 15(d)
     of the Securities Exchange Act of
     1934 or Section 30 of the
     Investment Company Act of 1940
     during the preceding 12 months been
     filed?
                                           [ X ] Yes    [ ]  No

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(3)  Is it anticipated that any
     significant change in results of
     operations from the corresponding
     period for the last fiscal year
     will be reflected by the earnings
     statements to be included in the
     subject report or portion thereof?
                                           [ X ]  Yes   [ ]   No

     If so:  attach an explanation of
     the anticipated change, both
     narratively and quantitatively,
     and, if appropriate, state the
     reasons why a reasonable estimate
     of the results cannot be made.
                              SEE ATTACHMENT IV(3)



                          CANMAX INC.
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          (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  January 28, 1998            By:  /s/ PHILLIP M. PARSONS
                                      ----------------------------
                                      Philip M. Parsons, Executive
                                      Vice President and Chief
                                      Financial Officer

                           ATTENTION
Intentional misstatements or omissions constitute Federal
Criminal Violations (see 18 U.S.C. 1001).


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                         ATTACHMENT III
                               TO
                   NOTIFICATION OF LATE FILING
                          OF FORM 10-K
             FOR FISCAL YEAR ENDED OCTOBER 31, 1997


     Management of the Registrant has been involved in the negotiation of definitive agreements, and the completion of due diligence, regarding the previously announced acquisition of USCommunication Services, Inc., which is anticipated to close, if at all, by January 31, 1998. The Registrant has limited management resources, and has been unable to divert management resources from the proposed acquisition to complete the preparation of its Annual Report on Form 10-K for the fiscal year ended October 31, 1997 ("Form 10-K"). As a result thereof, the Registrant was unable to timely file its Form 10-K on January 29, 1998. The Registrant represents that these reasons could not be eliminated without unreasonable effort or expense.

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                        ATTACHMENT IV(3)
                               TO
                   NOTIFICATION OF LATE FILING
                          OF FORM 10-K
             FOR FISCAL YEAR ENDED OCTOBER 31, 1997

     For the fiscal year ended October 31, 1997, the Registrant recorded revenues of $12.7 million, an increase of 4% over the comparable period in 1996. For the fiscal year ended October 31, 1997, the Registrant reported net income of $87,000, or $.01 per share, compared to net income of $143,000, or $.02 per share, for the comparable period in 1996.